Change in Independent Accountants

On August 30, 2000, PricewaterhouseCoopers LLP resigned as independent accountants of the Trust. The reports of PricewaterhouseCoopers LLP on the financial statements of the Trust for the year ended October 31, 1999 and prior fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with their audit for the year ended October 31, 1999 and fiscal year through August 30, 2000, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their report on the financial statements for such years. The Trust, with the approval of its Board of Trustees engaged Ernst & Young LLP as independent accountants.